UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 18)

iBasis, Inc.

(Name of Subject Company)

iBasis, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

450732201

(CUSIP Number of Class of Securities)

Ofer Gneezy
President & Chief Executive Officer
20 Second Avenue, Burlington, MA 01803
(781) 505-7500

(Name, Address and Telephone Number of Persons Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael L. Fantozzi, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C. One Financial Center Boston, MA 02111 617-348-1640	Mark S. Flynn Chief Legal Officer and Corporate Secretary iBasis, Inc. 20 Second Avenue Burlington, MA 01803 781-505-7955	Dennis J. Friedman, Esq. Eduardo Gallardo, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 212-351-4000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 18 to the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) amends and supplements the Schedule 14D-9, originally filed by iBasis, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on July 30, 2009, relating to the tender offer by KPN B.V., a private limited liability company organized under the laws of The Netherlands (“Purchaser”), which is a wholly owned subsidiary of Koninklijke KPN N.V., a public company incorporated under the laws of The Netherlands (“KPN”), pursuant to which Purchaser has offered to buy all outstanding Shares that it does not already own, upon the terms and subject to the conditions set forth in the offer to purchase dated July 28, 2009 (the “Offer to Purchase”) and the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement and Rule 13e-3 Transaction Statement filed by KPN and Purchaser under cover of Schedule TO with the SEC on July 28, 2009, as amended. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 3.          Past Contacts, Transactions, Negotiations and Agreements.

Item 3(c) of the Schedule 14D-9 under the heading “Equity Incentive Awards — Options” is hereby amended and supplemented by adding the following after the last paragraph thereof:

“On November 25, 2009, the Board of Directors of the Company adopted resolutions providing that, at or immediately prior to the Acceptance Date, all outstanding Company stock options (including, without limitation, those held by any member of the Board of Directors or any executive officer of the Company), whether or not vested or exercisable, shall vest and be cancelled, and the Company shall pay the holder of each such option at or promptly after the Acceptance Date an amount in cash equal to the product of (i) the excess, if any, of the Offer Price per share at the Acceptance Date over the applicable exercise price per share of each such Company stock option and (ii) the number of shares subject to such Company stock option immediately prior to the Acceptance Date.  In a letter agreement dated November 25, 2009 among KPN, Purchaser, Merger Sub and the Company (the “November 25 Letter”), KPN agreed and acknowledged that, notwithstanding anything to the contrary set forth in the Settlement Agreement, the Board of Directors of the Company may adopt and implement such resolutions and that such adoption and implementation shall not be deemed to be in contravention of the Settlement Agreement or any condition to the Offer.  The description of the November 25 Letter is qualified in its entirety by reference to the full text of the November 25 Letter, which is attached hereto as Exhibit (a)(57).”

Item 8.          Additional Information.

Item 8(a) of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph thereof:

“Pursuant to the terms of the Settlement Agreement, on November 25, 2009, the Company and Rights Agent entered into an amendment to the Rights Agreement that effectively terminated the Rights Agreement and caused the Rights issued thereunder to expire, effective as of the close of business on November 25, 2009.  The description of the amendment to the Rights Agreement is qualified in its entirety by reference to the full text of the amendment, which is attached hereto as Exhibit (a)(58).”

Item 9.          Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description
(a)(57)	Letter Agreement dated November 25, 2009 among the Company, Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. (filed herewith).
(a)(58)

Amendment to Rights Agreement, dated as of November 25, 2009 between the Company and Computer Share Trust Company N.A. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on November 27, 2009).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iBASIS, INC.

	By:	/s/ Mark S. Flynn
		Name:	Mark S. Flynn
		Title:	Chief Legal Officer and Corporate Secretary

Dated: November 27, 2009

EXHIBIT INDEX

Exhibit No.	Description
(a)(57)	Letter Agreement dated November 25, 2009 among the Company, Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. (filed herewith).
(a)(58)

Amendment to Rights Agreement, dated as of November 25, 2009 between the Company and Computer Share Trust Company N.A. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on November 27, 2009).